

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2024

Zhiyong Tang
Chief Executive Officer
Roan Holdings Group Co., Ltd.
No. 1 Building, 5 Bailiantan Road, Yuhang District
Hangzhou, Zhejiang
The People’s Republic of China

Re: Roan Holdings Group Co., Ltd.
Amendment No. 1 to the Annual Report on Form 20-F
Filed February 7, 2024
File No. 001-36664

Dear Zhiyong Tang:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to the Annual Report on Form 20-F filed February 7, 2024

Risk Factors
Our business entities in Hong Kong may be subject to certain laws, page 7

1. We note your statement that "...[y]our business entities in Hong Kong that have no substantial operations are subject to virtually no legal risks..." Please confirm that you will revise this risk factor to remove the qualification about "entities...that have no substantial operations" in your next 1934 Act Report. Further revise to clarify the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence your operations at any time which could result in a material change in your operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Stephen M. Wurzburg